Exhibit 99.1

ETC M-A Acquisition LLC
Combined Financial Statements
As of September 30, 2017 and December 31, 2016
Three and Nine Months Ended September 30, 2017 and 2016

ETC M-A Acquisition LLC

ETC M-A Acquisition LLC
Balance Sheets
(Dollars in millions)
(unaudited)

	September 30, 2017	December 31 2016
ASSETS
Current Assets:
Advances to affiliated companies	$43	$17
Total current assets	43	17

Investment in unconsolidated affiliate	269	313
Total assets	$312	$330

LIABILITIES AND EQUITY
Current Liabilities:
Accrued and other current liabilities	$3	$3
Total current liabilities	3	3

Commitments and contingencies

Equity:
Member’s equity	309	327
Total equity	309	327
Total liabilities and equity	$312	$330

The accompanying notes are an integral part of these financial statements.

ETC M-A Acquisition LLC
Combined Statements of Operations
(Dollars in millions)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
(Loss) income from unconsolidated affiliate	$11	$3	$(18)	$13
Net (loss) income	$11	$3	$(18)	$13

The accompanying notes are an integral part of these financial statements.

ETC M-A Acquisition LLC
Statement of Equity
(Dollars in millions)
(unaudited)

Total
Balance, December 31, 2016	$327
Net loss	(18)
Balance, September 30, 2017	$309

The accompanying notes are an integral part of these financial statements.

ETC M-A Acquisition LLC
Combined Statements of Cash Flows
(Dollars in millions)
(unaudited)

	Nine Months Ended September 30,
	2017	2016
Cash flows from operating activities:
Net (loss) income	$(18)	$13
Reconciliation of net (loss) income to net cash provided by (used in) operating activities:
Loss (income) from unconsolidated affiliate	18	(13)
Distributions from unconsolidated affiliate	26	21
Net cash provided by operating activities	26	21
Cash flows from investing activities:
Proceeds from Sunoco Retail Transaction	—	2,200
Net cash provided by investing activities	—	2,200
Cash flows from financing activities:
Advances to Sunoco, Inc.	(26)	(21)
R&M and Atlantic Distribution	—	(2,200)
Net cash used in financing activities	(26)	(2,221)
Change in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	—	—
Cash and cash equivalents, end of period	$—	$—

The accompanying notes are an integral part of these financial statements.

ETC M-A Acquisition LLC
Notes to Financial Statements
(unaudited)

1.	Operations and Organization:
In April 2017, Energy Transfer Partners, L.P. (“ETP”) merged with a subsidiary of Sunoco Logistics Partners L.P., at which time ETP changed its name from “Energy Transfer Partners, L.P.” to “Energy Transfer, LP” and Sunoco Logistics Partners L.P. changed its name to “Energy Transfer Partners, L.P.” References to “ETP” refer to the entity named Energy Transfer Partners, L.P. prior to the close of the merger, and Energy Transfer, LP subsequent to the close of the merger.
Energy Transfer, LP is a wholly-owned subsidiary of Energy Transfer Partners, L.P.
ETC M-A Acquisition LLC, a Delaware limited liability company formed in August 2013, (the “Company”) is an indirect wholly-owned subsidiary of Energy Transfer, LP. Prior to December 2, 2016, the Company’s membership interests were owned 99% by ETP Retail Holdings, LLC (“Retail Holdings”), an indirect wholly-owned subsidiary of ETP, and 1% by another indirect wholly-owned subsidiary of ETP. On December 2, 2016, the 1% membership interest was contributed to Retail Holdings; therefore, the Company is now a direct wholly-owned subsidiary of Retail Holdings.

2.	Summary of Significant Accounting Policies:
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
On December 2, 2016, Retail Holdings contributed 6,506,404 Sunoco LP common units to the Company, in exchange for the Company’s assumption of the guarantees of certain Sunoco LP senior notes, which guarantees are further discussed in Note 4. Prior to the December 2016 contribution from Retail Holdings, the Company directly owned a total of 3,983,540 Sunoco LP common units. For purposes of these combined financial statements, the aggregate total of 10,489,944 Sunoco LP common units are presented as the investment in affiliate held by the predecessor on a combined basis. Given that no change in cost basis occurred with respect to the December 2016 contribution from Retail Holdings, predecessor and successor periods are not separately presented herein.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Cash
The Company considers cash and cash equivalents to include investments with original maturities of three months or less.
Investments in Unconsolidated Affiliate
The Company owns an interest in Sunoco LP which is accounted for by the equity method for which the Company exercises significant influence over, but does not control, the investee’s operating and financial policies.
Fair Value of Financial Instruments
The carrying amounts recorded for advances to affiliated companies and accrued and other current liabilities in the combined financial statements approximate fair value because of the short-term maturity of the instruments.
3. Investments in Unconsolidated Affiliate:
During the periods presented, the Company’s investment in unconsolidated affiliate reflected 10,489,944 Sunoco LP common units. The Company’s investment represented approximately 11% of the total outstanding Sunoco LP common units at September 30, 2017. The Company’s investment in Sunoco LP is accounted for in our financial statements using the equity method, because the Company is presumed to have significant influence over Sunoco LP due to the affiliate relationship resulting from both entities being under the common control of Energy Transfer Equity, L.P., the parent of ETP and Sunoco LP.

4.	Commitments and Contingencies:
ETC M-A Acquisition LLC Guarantee of Sunoco LP Notes
In April 2015, Sunoco LP issued $800 million principal amount of 6.375% senior notes due 2023. Retail Holdings entered into a guarantee of collection with Sunoco LP and Sunoco Finance Corp., a wholly owned subsidiary of Sunoco LP, pursuant to which Retail Holdings agreed to provide a guarantee of collection, but not of payment, to Sunoco LP with respect to the principal amount of the 6.375% senior notes issued by Sunoco LP.
In April 2016, Sunoco LP issued $800 million of 6.250% senior notes due 2021 (the “Senior Notes”). Retail Holdings entered into a limited contingent guarantee on the obligation to pay the principal on the Senior Notes once all remedies have been fully exhausted against Sunoco LP with respect to such payment obligation, and holders of the Senior Notes are still owed amounts in respect of the principal of the Senior Notes.
In connection with Retail Holdings’ contribution of 6,506,404 Sunoco LP common units, as discussed in Note 2, on December 2, 2016, Retail Holdings assigned to the Company the guarantees of Sunoco LP’s $800 million principal amount of 6.375% senior notes and $800 million principal amount of 6.250% senior notes.